

April 10, 2014

<u>Via E-mail</u>
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re: Dorian LPG Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 31, 2014**
> **File No. 333-194434**

Dear Mr. Hadjipateras:

We have reviewed your responses to the comments in our letter dated March 20, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

<u>Unaudited Pro Forma Condensed Combined Financial Information, page 43</u>

1. We note the changes that have been made to footnote (4)(a) in response to our prior comment 6. However, based on your revised disclosures in which you indicate that pro forma interest expense on bank debt was calculated based on a weighted average effective interest rate of 2.87% and average debt outstanding of $137.4 million for the period from April 1, 2013 to December 31, 2013, we are unable to determine how pro forma bank debt interest expense of $2,477 was calculated or determined. Please provide us with the detailed calculation of pro forma bank debt interest expense of $2,477.

<u>Footnote (6), page 46</u>

2. We note from your response to our prior comment 7 that you have corrected the weighted average number of shares and revised the disclosure by adding footnote (6) to disclose how the weighted average common shares outstanding were calculated. However, we do not believe it is appropriate to include the 46,550,271 shares issued in the private placement on July 29, 2013 as being outstanding as of April 1, 2012, because the proceeds from these shares are not reflected in any pro forma adjustments. Please revise to reflect these shares as outstanding from the date they were actually issued or explain why you believe your current presentation is appropriate.

Management's Discussion and Analysis of Financial Condition, page 47

Critical Accounting Estimates, page 57

Impairment of Long-Lived Assets, page 57

3. We note from your response to our prior comment 9 that you have revised your discussion of impairment of long-lived assets to include a more thorough discussion of the methods and significant assumptions used by management in determining the expected future cash flows of the vessels for purposes of your impairment analysis. We also note that you intend to estimate daily time charter equivalent rates used for unfixed days based on a combination of internally forecasted rates and the trailing 10-year historical average one-year time charter rates. In light of the cyclical nature of the rates and significant volatility, referred to in your disclosure, in periods in which you perform an impairment analysis, please consider revising to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the company's future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

Unaudited Interim Financial Statements for the Period July 1, 2013 (inception) through December 31, 2013

4. We note from your disclosure on page 1 of the filing, and elsewhere, that unless otherwise indicated, the information presented in this prospectus gives effect to a one-for-__ reverse stock split of your issued and outstanding common shares effective on ____, 2014. Please revise the financial statements as of July 1, 2013 and for the period July 1, 2013 through December 31, 2013, to reflect this reverse stock split as of the date it becomes effective. You should also provide a note to the financial statements disclosing the details of this reverse stock split. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Item 8. Exhibits and Financial Statement Schedules, page II-3

5. We note that Exhibits 10.4, 10.5, 10.6, 10.7, 10.12, 10.13 and 10.14 contain text with strikethroughs. Please confirm that each exhibit is a fully executed and finalized agreement.

Exhibit 8.1

6. We note that counsel has provided a short-form tax opinion. We also note counsel's statement in the fourth paragraph that "[counsel] hereby confirm[s] that the opinions of Seward & Kissel LLP with respect to United States federal income tax matters and Marshall Islands tax matters expressed in the Registration Statement under the captions… accurately state [its] views as to the tax matters discussed therein." Please have counsel revise Exhibit 8.1 to state clearly in its short-form tax opinion that the disclosures in the referenced sections of the prospectus are counsel's opinion. In this regard, the short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Exhibit 10.3

7. Please refile a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced disclosure schedules.

Exhibit 10.13

8. Please refile a fully executed and complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include conformed signatures or the referenced attachments and it is unclear whether the agreement is the executed and finalized agreement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP